THERON RESOURCE GROUP
March 14, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 4628, 450 Fifth Street,
Washington, D.C. 20549-4628

Attention: Mr. Ethan M. Horowitz, Branch Chief,

Dear Sirs:

Re: Theron Resource Group
Form 10-KA for the year end May 31, 2010, and Form 10-QA for the quarter end November 30, 2010
File Number 000-53845

We have reviewed your comment letter dated March 1, 2011, have made revisions to the above noted 10-K and 10-Q filings and have the following comments and responses. We have filed on EDGAR amended 10-K filings for the year end May 31, 2010, and 10-Q for the quarter end August 31, 2010, and have provided in the same filing a redline copy of each. In addition, our letter provides an explanation of our response.

Form 10KA for the Fiscal Year Ending May 31, 2010

Submission of Matters to a Vote of Security Holders

1.	We have removed the reference on page 6 of the Submission of Matters to a Vote of Security Holders and will no longer include it in our filings.

Financial Statements

Balance Sheet

2.	We have amended the filing to provide balance sheets as of the end of the two most recent fiscal years.

Statement of Operations

3.

We have revised our loss per share presentations in the Statement of Operations and elsewhere in our filing to eliminate the fractional cent amounts and have presented all loss per share amounts rounded to the nearest whole cent.

Form 10-Q for Fiscal Quarter Ended November 30, 2010

Signatures, page 12

4.

Our filing agent submitted the report a day earlier than planned as a result of an error in communication. We have amended the filing to reflect the filing date of January 20, 2011, and, in addition, have filed a currently dated signature page.

1596 Gulf Road, Number 34, Point Roberts, WA 98281
Toll Free: (888) 755-9766 Fax: (877) 755-9766 e-mail: theronresourcegroup@gmail.com

Mr. Ethan M. Horowitz	2.
Securities & Exchange Commission
March 14, 2011

Exhibits 31 and 32

5.

Our filing agent submitted the report a day earlier than planned as a result of an error in communication. We have amended the filing to the Section 302 and 906 certificates such that they reflect the filing date of January 20, 2011, and, in addition, have filed currently Section 302 and 906 certificates with this filing.

Engineering Comments

Form 10-K for Fiscal Year Ended May 31, 2010

Property, Item 7 – page 8

6.

We refer you to Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 8. Most of the requested disclosure was previously included in this section. For those elements that were not included in the report under discussion we have added information to satisfy the disclosure requirements such as claim names, numbers, area and expiry dates. As to Item 2 – Properties on page 6 we have added the following sentence to refer the reader the requested information in Item 7 and to tie the two Items together:

“The reader is referred to Item 7 – “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” for greater detail on the property, current operations on the property and planned operations for the future.”

7.

We have added information from previous filings providing the information requested. All of the data had previously been provided either in the Corporation’s S-1 filings, its previous Ks and Qs but had gradually been eliminated as we believed it to be repetitious. As stated towards the end of this section, it was previously referenced in our Form 10-K Report for May 31, 2009, dated September 8, 2009, and our S-1 registration statement dated April 3, 2009, which provided further discussion of the property, mineral exploration in Canada, geology and other background information on the optioned property. We believe that with the added disclosure we are compliant with Industry Guide 7.

8.

We have added two maps of the claims area as Figure 1 – George Claims Map – General Location and Figure 2 – George Claims Group. We believe that with the information added commencing on page 14 following the maps we have met the criteria of Industry Guide 7. The nature of the option and our obligations thereunder are delineated on page 8, paragraph 5 under the heading “Management’s Discussion … ”. We have stated in a number of locations that the property is without known reserves and that the proposed program is purely exploratory in nature.

9.	We have added information on the bark sampling program on page 13 as well as have noted the testing lab that completed analysis on the soil on rock samples on the same page.

Finally, we confirm that:

  The Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Ethan M. Horowitz	3.
Securities & Exchange Commission
March 14, 2011
  The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
THERON RESOURCE GROUP

/s/     “Jerry R. Satchwell”

Jerry R. Satchwell
President

cc: Mr. Donald F. Delaney